RICHMONT MINES INC.
REPORT TO SHAREHOLDERS

2

Second Quarter ended June 30, 2009

For information

Richmont Mines Inc.
1501 McGill College Avenue
Suite 2930
Montreal, Quebec	Phone: 514 397-1410
Canada H3A 3M8	Fax: 514 397-8620

info@richmont-mines.com	www.richmont-mines.com

Ticker symbol: RIC	Listings: Toronto – NYSE Amex

MANAGEMENT’S DISCUSSION AND ANALYSIS

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

GENERAL

The following management’s discussion and analysis is intended to assist you in understanding and evaluating changes in our financial condition and operations for the three month period ended June 30, 2009. We recommend you read this in conjunction with our unaudited interim financial statements for the quarter ended June 30, 2009 and the audited consolidated financial statements for the year ended December 31, 2008 and the accompanying notes. Our financial statements and the related notes to those financial statements are prepared in accordance with accounting principles generally accepted in Canada, or Canadian GAAP. The currency used in this discussion is the Canadian dollar, except where otherwise stated. The data on production are given in metric units, the most widely used method in Canada. More information on Richmont Mines can be obtained from the web sites of SEDAR (www.sedar.com) and the Company itself (www.richmont-mines.com). In addition to historical information, this management’s discussion and analysis contains forward-looking information. Please see “Disclosure regarding forward-looking statements” on page 16.

OPERATIONAL AND FINANCIAL HIGHLIGHTS FOR THE SECOND QUARTER OF 2009

  Gold sales of 13,250 ounces at a price of US$891 (CAN$1,075) per ounce;

  More than $3 million invested in exploration;

  Exploration and development work started at the Francoeur project; and

  $25.5 million in working capital as at June 30, 2009 and no long-term debt.

Our Business. Richmont Mines, headquartered in Rouyn-Noranda, Quebec, Canada, explores for, acquires, develops and produces gold in North America. We currently operate two gold mines in Canada and manage several exploration and development projects which we believe can add to our future growth. Richmont was founded in 1981 and since it began production in 1991, the Company has produced more than one million ounces of gold from its mines in Quebec, Ontario, and Newfoundland-and-Labrador.

Vision and Strategy. Richmont’s vision is to grow to be an intermediate North American producer of gold with three to four operating sites that produce approximately 200,000 ounces of gold annually and to build reserves to be at least one million ounces of gold. Our strategy is to generate positive cash flow and profitable growth enabling us to cost-effectively develop our mining assets, continually replace reserves to provide sufficient forward production, mine ore reserves on properties we own and have acquired, identify new development opportunities and develop partnerships in order to expand our pipeline of projects, grow our reserve base and increase our production rates. Our financial position is strong, with no long-term debt and $23 million in cash and cash equivalents.

Richmont’s executive team ultimately seeks to create shareholder value through the continued rationalization and development of existing resources, the utilization of outside resources when necessary to uncover opportunities, and the evaluation of acquisition and partnership opportunities in order to expand the value of our portfolio of mineral properties, build our reserve base and our pipeline of projects and to accelerate our rate of production.

02
JULY 30, 2009	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Experienced Management Team. Our history of successful production along with extensive experience in the development of advanced exploration projects has earned management a strong reputation for expertise at cost-effectively recovering gold from underground mines. Our executive team has years of experience in the gold industry, either with Richmont or other larger gold producers.

Pipeline. Richmont strives to maintain a pipeline of exploration projects that will enable it to reach its objective to produce about 200,000 ounces of gold annually from three to four mining operations and to build up a reserve base of at least one million ounces of gold. We are actively seeking new opportunities throughout North America to develop partnerships or to acquire companies in order to reach our objective to increase our reserves.

In 2009, Richmont resumed exploration work at the Francoeur project in Quebec, where in the past, 345,000 ounces of gold were produced from ore largely processed at the Camflo Mill, until operations ceased in 2001. During the second quarter of 2009, the Company began preparation work in order to proceed with dewatering of ground openings and refurbishing of the existing hoist and related infrastructure. The power supply was connected in early July. The Company will file a NI 43-101 compliant technical report during the first week of August 2009.

03
JULY 30, 2009	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

PRINCIPAL FINANCIAL DATA[1]
	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2009	2008	2009	2008

KEY PER OUNCE OF GOLD DATA
Average market price (US$)	922	896	915	910
Average selling price (US$)	891	853	917	870
Average selling price (CAN$)	1,075	909	1,106	927
Average exchange rate (US$/CAN$)	1.2062	1.0660[2]	1.2062	1.0660[2]
Ounces of gold sold	13,250	17,111	29,864	32,106
Average cash cost (US$ /ounce)[3]	745	598	706	624
Average cash cost (CAN$ /ounce)[3]	899	638	851	665

KEY FINANCIAL DATA (in thousands of CAN$)
Revenue	15,736	16,227	35,639	31,188
Net earnings (loss)	(1,390)	37	43	443
Net earnings (loss) per share	(0.05)	-	-	0.02
Cash flow from (used in) operations	(2,324)	1,326	740	3,869
Investments in property, plant and equipment	2,151	857	3,755	1,682

			June 30,	December 31,
			2009	2008

Cash, cash equivalents and short-term investments			23,663	26,142
Total assets			83,158	82,881
Shareholders’ equity			67,138	67,018
Shares outstanding (thousands)			26,114	26,113

KEY PER SHARE DATA
Stock Price (at closing)
US$ (NYSE AMEX)			3.25	1.72
CAN$ (TSX)			3.89	2.08

[1]

Throughout this document, the Company uses performance indicators that are not defined according to Canadian generally accepted accounting principles (GAAP), such as the total cash cost of production per ounce sold for each of the Company’s properties, excluding the rates of depreciation per ounce. These performance indicators are widely used in the mining industry. Nonetheless, they are in no way a standard prescribed by GAAP. The Company believes that some investors use these indicators, in addition to the financial information prepared in accordance with GAAP, to evaluate the Company’s performance and its ability to generate cash. Consequently, this information must be considered supplementary and should not under any circumstances be regarded as a substitute for the performance indicators prepared in accordance with GAAP.

[2]	Average exchange rate used for year 2008.

[3]	The average cash cost includes operating costs and royalties.

EXCHANGE RATES

Although Richmont Mines’ financial statements are reported in Canadian dollars, the Company discloses the realized price and cash cost per ounce of gold sold in US dollars, as these performance indicators are widely used in the mining industry.

For accounting purposes, the Company establishes an estimated annual exchange rate at the beginning of the year. On a quarterly basis, the exchange rate is adjusted to the actual year-to-date rate through the end of the quarter and that rate is used to report both year-to-date and quarterly results.

04
JULY 30, 2009	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

REVIEW OF FINANCIAL RESULTS

Three-month period ended June 30, 2009

Revenue for the second quarter of 2009 was $15,736, a slight decrease from the $16,227 in revenue for the second quarter of 2008. However, during the second quarter of 2009, 13,250 ounces of gold were sold at an average price of US$891 (CAN$1,075) per ounce, compared with 17,111 ounces of gold sold at an average price of US$853 (CAN$909) per ounce for the same period last year. Total precious metals revenue was down, at $14,237 for the second quarter of 2009 compared with $15,553 in the second quarter of 2008, due to a 23% drop in the number of gold ounces sold. The selling price per ounce in Canadian dollars was 18% higher however, and this partly offset the reduction in number of gold ounces sold, largely attributable to lower production from the Beaufor Mine.

Richmont posted a net loss of $1,390, or $0.05 per share, compared with net earnings of $37 for the second quarter of 2008. This shift from earnings to loss is primarily due to lower gold sales and higher operating costs.

Expenses totalled $17,638 for the three-month period ended June 30, 2009, relatively similar to the $17,256 in expenses for the same period in 2008. Operating costs, including royalties, for the second quarter of 2009 were $11,917, a 9% increase compared with $10,912 for the same period the prior year, reflecting rising production costs. The average cash cost per ounce of gold sold rose from US$598 (CAN$638) in the second quarter of 2008 to US$745 (CAN$899) in the second quarter of 2009, mainly due to a significantly lower recovered grade at the Beaufor and Island Gold mines. The average cash cost per ounce of gold sold from the Island Gold Mine was US$759 (CAN$915) in the second quarter of 2009, up from US$733 (CAN$782) during the second quarter of 2008, due to the lower recovered grade and increased definition drilling. Cash costs at the Beaufor Mine increased from US$467 (CAN$498) per ounce of gold sold in the second quarter of 2008, to US$722 (CAN$871) per ounce in the second quarter of 2009, largely due to lower grades and increased definition drilling.

Exploration and project evaluation costs were down by $661 to stand at $3,013 in the second quarter of 2009 compared with $3,674 in the second quarter of 2008. The Company continues its efforts to grow its reserve base and incurred $992 in exploration costs at the Beaufor Mine and $1,227 at the Island Gold Mine. A major exploration program is underway at the Francoeur project, and $768 were incurred in exploration work during the period.

Expenses related to custom milling at the Camflo Mill were $994 for the second quarter of 2009, compared with $358 for the second quarter of 2008. The increase is a direct result of the greater number of tonnes custom-milled. Depreciation and depletion costs were $1,249 in the second quarter of 2009, down from the $1,434 posted in the second quarter of 2008, due to the lower number of gold ounces sold in the second quarter of 2009.

Administrative expenses for the quarter ended June 30, 2009 stood at $999 compared with $835 for the same period in 2008. This increase is mainly attributable to an increase in professional fees. Stock-based compensation expenses for the quarter were $99, slightly down from the same quarter the prior year, at $135. During the second quarter of 2009, 75,000 options were granted to a new director. The weighted average fair value, calculated according to the Black & Scholes valuation model at the date on which each option was granted, was $1.87.

05
JULY 30, 2009	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

The mining and income tax recovery of $402 for the second quarter of 2009 represents 21% of the pre-tax loss and takes into account the variation in exploration credits not applied on taxes but rather on exploration expenditures. The mining and income tax recovery for the second quarter of 2008 was $1,238 and included $850 in revenue as a result of a reclassification of exploration tax credits from previous years and $326 in revenue related to the reclassification of the 2007 exploration tax credit applied on property, plant and equipment.

Six-month period ended June 30, 2009

For the six-month period ended June 30, 2009, revenue was $35,639, or 14% above the $31,188 in revenue for the same period in 2008, despite a 7% decrease in the number of ounces sold. The 19% hike in the average selling price per ounce of gold in Canadian dollars, and the higher number of tonnes custom-milled at the Camflo Mill more than offset the drop in gold sales. In the first half of 2009, 29,864 ounces of gold were sold at an average price of US$917 (CAN$1,106) per ounce, compared with 32,106 ounces of gold sold at an average price of US$870 (CAN$927) during the first half of 2008.

Net earnings were $43 for the first half of 2009, compared with net earnings of $443, or $0.02 per share, during the six-month period ended June 30, 2008.

Expenses totalled $35,418 for the six-month period ended June 30, 2009, compared with $30,876 for the same period in 2008, an increase of $4,542, taking into account the gain on disposal of mining assets of $650 related to the 2,500,000 shares of Mountain Lake Resources received under the agreement to sell the 70% interest held by Richmont Mines in the Valentine Lake property. Operating costs, including royalties, for the six-month period ended June 30, 2009 were $25,421, up $4,065 compared with $21,356 during the same period last year, primarily due to the greater number of tonnes produced at the Island Gold Mine and the higher mining costs at the Beaufor Mine.

Exploration and project evaluation costs were $4,231 during the first half of 2009, compared with $4,755 during the same period in 2008. In 2009, a major exploration program was launched at the Francoeur project, whereas in 2008, a substantial amount had been invested at the Golden Wonder project. Also, exploration costs in 2009 at the Island Gold and Beaufor mines were higher, reflecting the ongoing exploration programs.

Expenses related to custom milling at the Camflo Mill were $1,711 for the first half of 2009, compared with $358 for the first half of 2008. The increase is a direct result of the greater number of tonnes custom-milled.

Administrative expenses for the six-month period ended June 30, 2009 increased slightly to $1,918 compared with $1,662 during the same period in 2008. Stock-based compensation expenses for the period were $200, compared with $276 for the same period in 2008. Of the 225,000 options granted during the first six months of 2009, a total of 150,000 options represented renewals of expired options granted to officers, and the balance of 75,000 options represented the granting of options to a new director. The weighted average fair value, calculated according to the Black & Scholes valuation model at the date on which each option was granted, was $1.21, compared with $1.15 for the same period in 2008, when 70,000 options were granted.

06
JULY 30, 2009	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

For the six-month period ended June 30, 2009, the mining and income tax expense was $187, based on pre-tax earnings of $221. This charge includes a tax expense of $145 for the subsidiary, Louvem Mines Inc., and takes into account an exploration credit of $287 not applied on taxes but rather on exploration expenses. For the six-month period ended June 30, 2008, the mining and income taxes included revenue of $850 as a result of a reclassification, for fiscal planning purposes, of exploration tax credits from previous years; revenue of $326 from the reclassification of exploration tax credits recorded in 2007 against property, plant and equipment; and a mining duties expense of $175 from previous years.

SUMMARY OF OPERATIONS

Island Gold Mine[1]
	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2009	2008	2009	2008

Tonnes	46,659	39,818	97,687	71,506
Head grade (g/t)	5.95	6.85	6.42	7.02
Recovery (%)	95.77	95.86	95.09	95.39
Recovered grade (g/t)	5.70	6.57	6.10	6.70
Ounces sold	8,549	8,409	19,162	15,401
Cash cost per ounce (US$)	759	733	722	746

Investment in property, plant and equipment (thousands of CAN$)	1,378	566[2]	2,669	1,041
Exploration expenses (thousands of CAN$)	1,227	455	1,595	767

Deferred development metres	357	5	794	123

Diamond drilling (metres)
Definition	6,297	3,755	9,863	8,236
Exploration	1,078	-	1,078	-

[1]

Prior to the acquisition of Patricia Mining Corp. in December 2008, which held a 45% interest in the Island Gold project, Richmont Mines consolidated 100% of the Island Gold Mine in its consolidated financial statements, in compliance with AcG-15, which stipulates that a holder of variable interests must consolidate the accounts if it intends to assume the majority of the expected losses and/or receive the majority of the residual returns of the variable interest entity (VIE). As Richmont Mines held a 55% stake in the joint venture, and as its share of the earnings and/or losses differed from the percentage that it owned, the Company was therefore considered the primary beneficiary of the VIE.

[2]	During the three-month period ended June 30, 2008, Richmont Mines cancelled 2007 exploration tax credits totalling $326.

During the second quarter of 2009, 46,659 tonnes of ore from the Island Gold Mine were processed at an average recovered grade of 5.70 g/t, and 8,549 ounces of gold were sold at an average price of US$886 (CAN$1,069) per ounce. For the same period last year, 39,818 tonnes of ore were processed at an average recovered grade of 6.57 g/t, and 8,409 ounces of gold were sold at an average price of US$845 (CAN$901) per ounce. Cash cost of production at Island Gold was US$759 (CAN$915) during the quarter, compared with cash cost of production of US$733 (CAN$782) for the same period last year. The higher cash cost of production is primarily due to a 13% decrease in the recovered grade, essentially reflecting the lower grade of processed development ore, and to increased definition drilling, reaching 6,297 metres in 2009 compared with 3,755 metres in 2008. The milling capacity continues to increase and the daily production rate in peak periods exceeded 750 tonnes per day.

07
JULY 30, 2009	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

For the six-month period ended June 30, 2009, 97,687 tonnes of ore were processed at an average recovered grade of 6.10 g/t, and 19,162 ounces of gold were sold at an average price of US$917 (CAN$1,106) per ounce. The mine output continues to increase, as the number of tonnes processed is up 37% and the number of gold ounces sold is up 24% compared with the first six months of 2008. However, the average recovered grade was below expectations and is 9% lower than for the corresponding period in 2008, due to the processing of a greater than expected proportion of development ore.

Since the start of the year, several improvements have been observed at the Island Gold Mine, namely in terms of workplace health and safety performance, lateral drifting, and milling capacity. However, the performance in production stopes is below expectations. Considering the advancement of development and the addition of production equipment, the Company expects an improvement in the performance in production stopes by the end of the year.

Beaufor Mine
	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2009	2008	2009	2008

Tonnes	22,806	29,062	52,269	59,759
Head grade (g/t)	6.69	9.45	6.53	8.85
Recovery (%)	95.87	98.54	97.60	98.29
Recovered grade (g/t)	6.41	9.31	6.37	8.69
Ounces sold	4,701	8,702	10,702	16,705
Cash cost per ounce (US$)	722	467	676	512

Investment in property, plant and equipment (thousands of CAN$)	179	26	388	106
Exploration expenses (thousands of CAN$)	992	861	1,798	1,411

Deferred development metres	271	-	362	-

Diamond drilling (metres)
Definition	4,662	2,801	8,781	4,550
Exploration	10,560	9,582	16,536	15,439

During the second quarter of 2009, 22,806 tonnes of ore from the Beaufor Mine were processed at an average recovered grade of 6.41 g/t, and 4,701 ounces of gold were sold at an average price of US$899 (CAN$1,084) per ounce. In the same quarter of 2008, 29,062 tonnes of ore were processed at an average recovered grade of 9.31 g/t, and 8,702 ounces of gold were sold at an average price of US$860 (CAN$917) per ounce. Cash costs at the Beaufor Mine increased substantially to US$722 (CAN$871) per ounce sold in the second quarter of 2009, compared with US$467 (CAN$498) in the second quarter of 2008. This cost increase is due to a lower production, a 31% drop in the recovered grade, and higher expenses for definition drilling. The lower grade can largely be explained by the disappointing results from room-and-pillar stopes, where very good grades are usually obtained.

08
JULY 30, 2009	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

During the first half of 2009, 52,269 tonnes of ore were processed at an average recovered grade of 6.37 g/t, and 10,702 ounces of gold were sold at an average price of US$917 (CAN$1,106) per ounce. In the first six months of 2008, 59,759 tonnes of ore were processed at an average recovered grade of 8.69 g/t, and 16,705 ounces of gold were sold at an average price of US$877 (CAN$935) per ounce. The number of tonnes processed for the first six months of 2009 is 13% lower than for the same period in 2008, but is within forecasted levels. Cash costs per ounce in Canadian dollars increased by 49% compared with the corresponding period in 2008, due to a 27% drop in the recovered grade and higher mining costs.

The definition drilling program is ongoing, with 4,662 metres drilled compared with 2,801 metres drilled during the second quarter of 2008.

During the second quarter of 2009, a total of 10,560 metres were drilled at the Beaufor Mine, including 7,712 metres targeting depth extensions below the current mining infrastructure. Drilling results obtained since the start of the year 2009 have not led to any significant increase in inferred resources in the zones at depth compared with the resource calculation as at December, 31, 2008.

In order to increase the inferred resource base below existing infrastructure, new targets will be drill-tested by the end of 2009. The main targets are primarily located along the east and west extensions of the Q Zone, the depth extension of the C Zone, and the area proximal to the Perron Fault.

Camflo Mill

During the second quarter of 2009, Richmont custom-milled 41,504 tonnes of ore at the Camflo Mill, compared with 16,690 tonnes during the second quarter of 2008. In June 2009, the Camflo Mill celebrated an important milestone in its performance in workplace health and safety, reaching three years without a single compensable accident.

Exploration properties
	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2009	2008	2009	2008
	$	$	$	$

Exploration costs - Mines
Beaufor Mine	992	861	1,798	1,411
Island Gold Mine	1,227	455	1,595	767

	2,219	1,316	3,393	2,178

Exploration costs – Other properties
Francoeur / Wasamac properties	768	59	960	99
Golden Wonder property	-	1,340	-	1,814
Other properties	-	2	18	10
Project evaluation	46	111	147	161

	3,033	2,828	4,518	4,262

Exploration tax credits	(20)	(4)	(287)	(357)
Reversal of exploration tax credits recorded in 2007	-	850	-	850

	3,013	3,674	4,231	4,755

09
JULY 30, 2009	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Francoeur

Richmont has decided to proceed with an exploration program at the Francoeur project, located in Quebec, where in the past, 345,000 ounces of gold were produced from ore largely processed at the Camflo Mill, until operations ceased in 2001 when the relatively low price of gold at the time did not justify further capital expenditures. During the second quarter of 2009, the Company began preparation work in order to proceed with dewatering of underground openings and refurbishing of the existing hoist and related infrastructure. The power supply was connected in early July, which enabled the start of groundwater pumping. A surface drilling program of about 8,000 metres will be completed over the course of the summer, in order to establish the exploration potential in certain parts of the mine. During the quarter, exploration expenses at the Francoeur project were $768, whereas $413 was invested in capital expenditures. A NI 43-101 compliant technical report will be filed during the first week of August 2009.

Valentine Lake Project

In February 2009, Richmont signed a letter of agreement with Mountain Lake Resources Inc. (“Mountain Lake”), granting the latter the option to purchase the 70% interest held by Richmont in the Valentine Lake project, located in Newfoundland-and-Labrador. Mountain Lake holds the remaining 30% interest. Under the agreement, Richmont received in April 2009 a consideration of 2,500,000 common shares of Mountain Lake.

The objective of this transaction is to allow Mountain Lake to advance the project more rapidly, while, as one of Mountain Lake’s largest shareholders, Richmont will benefit from the project’s future success.

QUARTERLY REVIEW
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	2009	2009	2008	2008	2008	2008	2007	2007
KEY FINANCIAL DATA
(thousands of CAN$)
Revenue	15,736	19,873	22,908	16,495	16,227	14,961	10,321	4,777
Net earnings (loss)	(1,390)	1,433	2,086	(894)	37	406	(986)	(1,481)
Cash flow from (used in) operations	(2,324)	3,063	7,428	820	1,326	2,542	(744)	(1,322)
Investment in property, plant and equipment	2,151	1,603	1,989	1,522	857	825	2,576	2,011
KEY PER-SHARE DATA
Net earnings (loss)
basic and diluted (CAN$)	(0.05)	0.05	0.09	(0.04)	-	0.02	(0.03)	(0.06)
OUNCES OF GOLD SOLD	13,250	16,614	22,116	16,723	17,111	14,995	10,949	6,201
KEY DATA PER
OUNCE OF GOLD (US$)
Selling price	891	938	897	861	853	888	724	666
Average cash cost	745	674	550	577	598	654	556	590
Depreciation and depletion	64	59	61	76	70	68	79	73
Total cost	809	733	611	653	668	722	635	663

10
JULY 30, 2009	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Summary of results for the last eight quarters

Revenue increased during six consecutive quarters, then decreased during the last two quarters in 2009. These decreases are due to lower production of gold ounces. Year-over-year production increases, along with the rising price of gold, resulted in increased revenue. In the last quarter, revenue was down compared with the corresponding quarter in 2008. The rising price of gold was insufficient to offset the lower number of gold ounces sold. Production during the seven quarters beginning with the 2007 fourth quarter was from the Beaufor and Island Gold mines, while production in the third quarter of 2007 was from the Beaufor and East Amphi mines. The East Amphi Mine ceased production at the end of the second quarter of 2007 following the depletion of the mine’s mineral reserves and the Island Gold Mine began commercial production during the fourth quarter of 2007.

Net earnings or losses on a quarterly basis are generally affected by the price of gold, operating costs which vary according to the price of raw materials and energy, wages, the recovered grade of the ore being processed, exploration expenses, and mining and income tax expensed or recovered.

The net loss in the last quarter is primarily the result of higher operating costs and exploration expenses. The net losses in the third quarter of 2008 and the fourth quarter of 2007 were mainly due to increased exploration spending and higher operating costs related to the start-up of production at the Island Gold Mine, where commercial production began in the fourth quarter of 2007 and had not yet reached full production potential. The net loss for the third quarter of 2007 was attributed to higher exploration expenses and the five-week shut-down at the Beaufor Mine.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents amounted to $22,991 at June 30, 2009, compared with $26,021 at December 31, 2008. This decrease is primarily attributable to a cash outflow of $3,755 in capital expenditures, combined with $740 in cash flow generated from operating activities. Cash and cash equivalents consist of $11,625 in Canadian bankers acceptance and bank discount notes with high-level credit ratings and mutual investment funds, and $11,366 in cash deposited in a major Canadian chartered bank.

At June 30, 2009, the Company had $25,534 in working capital, compared with $26,753 at December 31, 2008. This decrease is primarily the result of a decrease in cash and cash equivalents, offset by an increase in short-term investments after reception of the common shares of Mountain Lake Resources Inc., and an increase in accounts receivable and inventories. At June 30, 2009, the Company had no long-term debt.

CAPITAL RESOURCES

During the second quarter of 2009, the Company issued 26,000 common shares following the exercise of options for a total cash consideration of $68, which brings the first half total to 34,000 common shares issued following the exercise of options, for a total cash consideration of $82.

11
JULY 30, 2009	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Under its current normal course issuer bid program, which the Board of Directors deems an appropriate use of the Company’s funds considering the Company’s strong balance sheet and outlook, Richmont Mines bought back 11,900 of its common shares during the second quarter of 2009, for a total amount of $46, or an average price of $3.84 per share. During the first half of 2009, Richmont Mines bought back 33,200 of its common shares for a total amount of $106, or an average price of $3.20 per share. These shares were cancelled immediately after their repurchase. The Company currently has 26.1 million shares outstanding.

COMMITMENTS

The Company is subject to royalty payments on certain properties, should they enter commercial production.

On February 11, 2009, the Company signed a letter of agreement with Mountain Lake Resources Inc. (“Mountain Lake”) granting the latter the option to acquire the 70% interest held by the Company in the Valentine Lake property, located in central Newfoundland. Mountain Lake currently holds a 30% interest in the property. Under the terms of the letter of agreement, Mountain Lake may exercise its option over a period of 5 years, by paying the Company an additional $3,000 and by spending a total of $1,000 in exploration and development work on the property over the 5-year period.

RELATED PARTY TRANSACTIONS

The Company has not entered into any transactions with related parties.

OFF-BALANCE-SHEET TRANSACTIONS

During the first six months of 2008 and 2009, the Company was not involved in any off-balance-sheet transactions.

FUTURE ACCOUNTING PRONOUNCEMENTS

Business Combinations, Consolidated Financial Statements and Non-controlling Interests

The Accounting Standards Board of Canadian Institute of Chartered Accountants (“CICA”) issued three new accounting standards in January 2009: Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling interests”. These new standards will be effective for fiscal years beginning on or after January 1, 2011. The Company is in the process of evaluating the requirements of the new standards.

Section 1582 replaces Section 1581 carrying the same title, and establishes standards for the accounting for a business combination. It provides the Canadian equivalent to International Financial Reporting Standard IFRS 3 (2008), “Business Combinations”. The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.

12
JULY 30, 2009	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Sections 1601 and 1602 together replace Section 1600, “Consolidated Financial Statements”. Section 1601, establishes standards for the preparation of consolidated financial statements. Section 1601 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of International Financial Reporting Standard IAS 27 (2008), “Consolidated and Separate Financial Statements” and applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.

International Financial Reporting Standards

The Canadian Accounting Standards Board confirmed, in February 2008, that the use of International Financing Reporting Standards (“IFRS”) would be required for Canadian publicly accountable enterprises for fiscal years beginning on or after January 1, 2011. IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences on recognition, measurement and disclosures.

The Company commenced its IFRS conversion project in 2008. The project consists of four phases: diagnosis, design and planning, solution development and implementation. The plan addresses the impact of IFRS on Accounting policies and implementation decisions, infrastructure, business activities and control activities.

As at June 30, 2009, the Company was finalising the first phase of its IFRS conversion, consisting of a preliminary study of the existing financial information and identifying the main sectors where IFRS might have an impact. Throughout fiscal year 2009, in its MD&A, the Company will be reporting on the progress of its IFRS implementation plan.

SIGNIFICANT ACCOUNTING ESTIMATES

The preparation of financial statements requires the use of estimates and the formulation of hypotheses that have a significant effect on revenue and expenses as well as on the amounts of assets and liabilities. Elements such as mineral reserves, property, plant and equipment, depreciation and depletion, asset retirement obligations, option-based compensation and future mining and income taxes are estimates that management considers the most important, those whose actual amounts could differ considerably and affect operating results. A detailed discussion of these estimates is given in the annual management’s discussion and analysis, dated March 31, 2009, and available on SEDAR (www.sedar.com).

FINANCIAL INSTRUMENTS

In order to minimize the risks associated with fluctuations in the price of gold and exchange rates, Richmont Mines may, from time to time, use derivative financial instruments and short-term gold hedging contracts. As at June 30, 2009 and 2008, Richmont Mines had no gold hedging contracts and no currency exchange contracts. For the three-month periods ended June 30, 2009 and June 30, 2008, no gain or loss related to derivative financial instruments or to short-term gold hedging contracts was recorded in the financial statements.

13
JULY 30, 2009	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

The Company has classified its cash and cash equivalents and its restricted cash as assets held-for-trading, its short-term investments as available-for-sale financial assets, its accounts receivable as loans and receivables, and its accounts payable and accrued charges as other financial liabilities. All financial instruments are measured at fair value with the exception of loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost.

Cash and cash equivalents, restricted cash and accounts payable and accrued charges are recorded at fair value and approximate their book value as these items will be realized or settled in the short term. Changes in fair value are recorded in net earnings. The change in fair value of the cash equivalents is $65 for the six-month period ended June 30, 2009 ($348 for the six-month period ended June 30, 2008).

Accounts receivable approximate their book value as these items will be realized in the short term. Interest income from the advance to a minority partner was $144 for the six-month period ended June 30, 2008.

Available-for-sale financial assets are measured at fair value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet either by sale or when a permanent decline in value is recognized. The fair value of short-term investments in publicly-traded companies is the bid price and for the options issued by publicly-traded companies, the fair value is calculated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 0.78% (2.24% in 2008), expected life of 1 month (4 months and 7 months in 2008), expected volatility of 100% (100% in 2008) and no expected dividend yield.

GENERAL INFORMATION

The President and Chief Executive Officer and the Financial Director are responsible for disclosure controls and procedures (as defined in Multilateral Instrument 52-109 of the Canadian Securities Administrators) and have designed them, or had them designed under their supervision, to provide reasonable assurance that material information relating to the Company is communicated to them by others within the Company, especially during the period when reports that must be filed under the terms of Canadian securities law are being prepared.

The President and Chief Executive Officer and the Financial Director are also responsible for internal controls over financial reporting and have designed them, or had them designed under their supervision, to provide reasonable assurance that the financial information is reliable and that the financial statements have been prepared in accordance with Canadian GAAP. No major change has been made to the internal controls over financial reporting during the quarter ended June 30, 2009.

Risks and uncertainties

In the normal course of operations, the mining industry involves exposure to numerous risks that can affect the performance of companies such as Richmont Mines. A detailed discussion of these risks is given in the annual management’s discussion and analysis, dated March 31, 2009, and available on SEDAR (www.sedar.com).

14
JULY 30, 2009	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Regulation 43-101

The reserve and resource estimations of the Island Gold and the Beaufor mines as at December 31, 2008, were performed by qualified persons as defined by NI 43-101. For the Island Gold Mine, the estimation was prepared by Ms. Nicole Rioux, Geo., of Genivar, and for the Beaufor Mine, the estimation was prepared by Mrs. Richard Dubuc, P. Geo. and Jessy Thelland, B.Sc., P. Geo., employees of Richmont Mines Inc. These reserves and resources estimations were reviewed by Mr. Daniel Adam, Ph.D., P. Geo., Exploration Director, an employee of Richmont Mines Inc.

The reserve and resource estimations of the Island Gold and the Beaufor mines as at December 31, 2007, were performed by qualified persons as defined by NI 43-101. For Island Gold Mine, the estimation was prepared by Ms. Nicole Rioux, Geo., of Genivar, and for Beaufor Mine by Richard Dubuc, P. Geo, an employee of Richmont Mines Inc. These reserves and resources estimations were supervised and reviewed by Mr. Jules Riopel, M.Sc. P. Geo., MBA, Director Geology and Exploration, a former employee of Richmont Mines Inc.

Cautionary note to US investors concerning resource estimates

Resource estimates

The resource estimates in this Management’s Discussion and Analysis were prepared in accordance with Regulation 43-101, adopted by the Canadian Securities Administrators. The requirements of Regulation 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”). In this Management’s Discussion and Analysis, we use the terms “measured,” “indicated” and “inferred” resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute “reserves.” Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into “reserves.” Further, “inferred resources” have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that “inferred resources” exist or can be legally or economically mined, or that they will ever be upgraded to a more certain category.

Compliance with Canadian securities regulations

This quarterly report is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects from the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC.

U.S. investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s Web site: http://sec.gov/edgar.shtml.

15
JULY 30, 2009	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Forward-looking statements

This Management’s Discussion and Analysis contains forward-looking statements that include risks and uncertainties. When used in this Report, the words “estimate,” “project,” “anticipate,” “expect,” “intend,” “believe,” “hope,” “may” and similar expressions, as well as “will,” “shall” and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only at the date on which they were made. These forward-looking statements involve risks, uncertainties and other factors that in some cases have affected our historical results and could cause actual results in the future to differ significantly from the results anticipated in forward-looking statements made in this Report. Important factors that could cause such a difference are discussed in this Report, particularly in the section entitled “Risks and uncertainties,” which refers to the Company’s annual management’s discussion and analysis report dated March 31, 2009. You are cautioned not to place undue reliance on the forward-looking statements.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, the grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors, such as uncertainties regarding government regulations, could also affect the results. Other risks may be detailed in Richmont Mines’ Annual Information Form, Annual Report and periodic reports.

Additional information and continued disclosure

This management’s discussion and analysis was prepared as at July 30, 2009. The Company regularly discloses additional information through news releases, quarterly and annual financial statements and its annual information form (“AIF”) on SEDAR’s Web site (www.sedar.com) and through Richmont Mines’ Web site (www.richmont-mines.com).

16
JULY 30, 2009	RICHMONT MINES INC.

CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Second Quarter
ended June 30, 2009

CONSOLIDATED STATEMENTS OF EARNINGS
(In thousands of Canadian dollars)

(Unaudited)		Three months ended				Six months ended
		June 30,		June 30,		June 30,		June 30,
		2009		2008		2009		2008
	$	$	$	$	$	$	$	$

REVENUE
Precious metals		14,237		15,553		33,027		29,747
Other		1,499		674		2,612		1,441

		15,736		16,227		35,639		31,188

EXPENSES
Operating costs		11,528		10,551		24,614		20,648
Royalties		389		361		807		708
Custom milling		994		358		1,711		358
Administration		999		835		1,918		1,662
Exploration and project evaluation (note 2)		3,013		3,674		4,231		4,755
Accretion expense – asset retirement obligations		44		43		113		86
Depreciation and depletion		1,249		1,434		2,604		2,639
Loss (gain) on disposal of mining assets (note 3)		(578)		-		(580)		20

		17,638		17,256		35,418		30,876

EARNINGS (LOSS) BEFORE OTHER ITEMS		(1,902)		(1,029)		221		312

MINING AND INCOME TAXES		(402)		(1,238)		187		(515)

		(1,500)		209		34		827

MINORITY INTEREST		(110)		172		(9)		384

NET EARNINGS (LOSS)		(1,390)		37		43		443

NET EARNINGS (LOSS) PER SHARE
basic and diluted		(0.05)		-		-		0.02

BASIC AND DILUTED WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING (thousands)		26,111		24,030		26,108		24,042

The accompanying notes are an integral part of the consolidated financial statements.

18
JULY 30, 2009	RICHMONT MINES INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME AND DEFICIT

(In thousands of Canadian dollars)

(Unaudited)	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2009	2008	2009	2008
	$	$	$	$
COMPREHENSIVE INCOME
Net earnings (loss)	(1,390)	37	43	443
Comprehensive income, net of income taxes:
Change in unrealized loss on available-for-sale investments	(130)	(116)	(99)	(372)
Realized gains on sale of available-for-sale investments included in earnings	-	(7)	-	(42)
	(130)	(123)	(99)	(414)
Comprehensive income	(1,520)	(86)	(56)	29

DEFICIT
BALANCE, BEGINNING OF PERIOD	(1,671)	(4,253)	(3,096)	(4,647)
Net earnings (loss)	(1,390)	37	43	443
Redemption of shares (note 6)	(16)	(47)	(24)	(59)
BALANCE, END OF PERIOD	(3,077)	(4,263)	(3,077)	(4,263)

ACCUMULATED OTHER COMPREHENSIVE INCOME
BALANCE, BEGINNING OF PERIOD	(205)	61	(236)	352
Changes in other comprehensive income for the period	(130)	(123)	(99)	(414)
BALANCE, END OF PERIOD	(335)	(62)	(335)	(62)

The accompanying notes are an integral part of the consolidated financial statements.

19
JULY 30, 2009	RICHMONT MINES INC.

CONSOLIDATED BALANCE SHEETS
(In thousands of Canadian dollars)
	June 30,	December 31,
	2009	2008
	$	$
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	22,991	26,021
Restricted cash	83	116
Short-term investments	672	121
Accounts receivable	1,326	986
Mining and income taxes receivable	2,056	1,586
Inventories (note 4)	6,516	6,012
	33,644	34,842
PROPERTY, PLANT AND EQUIPMENT (note 5)	49,514	48,039
	83,158	82,881
LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued charges	8,097	6,912
Mining and income taxes payable	13	1,177
	8,110	8,089
ASSET RETIREMENT OBLIGATIONS (note 10)	4,878	4,664
MINORITY INTEREST	2,014	2,024
FUTURE MINING AND INCOME TAXES	1,018	1,086
	16,020	15,863
SHAREHOLDERS’ EQUITY
Capital stock (note 6)	64,701	64,672
Contributed surplus (note 7)	5,849	5,678
Deficit	(3,077)	(3,096)
Accumulated other comprehensive income	(335)	(236)
	67,138	67,018
	83,158	82,881
Commitments (note 9)

The accompanying notes are an integral part of the consolidated financial statements.

20
JULY 30, 2009	RICHMONT MINES INC.

CONSOLIDATED STATEMENTS OF CASH FLOW
(In thousands of Canadian dollars)

(Unaudited)	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2009	2008	2009	2008
	$	$	$	$

CASH FLOW FROM (USED IN) OPERATING ACTIVITES
Net earnings (loss)	(1,390)	37	43	443
Adjustments for:
Depreciation and depletion	1,249	1,434	2,604	2,639
Stock-based compensation	99	135	200	276
Accretion expense – asset retirement obligations	44	43	113	86
Loss (gain) on disposal of mining assets	(578)	-	(580)	20
Gain on disposal of short-term investments	-	(7)	-	(42)
Minority interest	(110)	172	(9)	384
Future mining and income taxes	(392)	(165)	(68)	(339)

	(1,078)	1,649	2,303	3,467

Net change in non-cash working capital items (note 8)	(1,246)	(323)	(1,563)	402

	(2,324)	1,326	740	3,869

CASH FLOW USED IN INVESTING ACTIVITIES
Property, plant and equipment – Island Gold Mine	(1,378)	(566)	(2,669)	(1,041)
Property, plant and equipment – Beaufor Mine	(179)	(26)	(388)	(106)
Property, plant and equipment – Francoeur Project	(413)	-	(413)	-
Other property, plant and equipment	(181)	(265)	(285)	(535)
Disposal of mining assets	1	41	9	55
Acquisition of short-term investments	-	(10)	-	(23)
Disposal of short-term investments	-	52	-	703
Cash received from an advance to a minority partner	-	375	-	750

	(2,150)	(399)	(3,746)	(197)

CASH FLOW FROM (USED IN) FINANCING ACTIVITIES
Issue of common shares	68	6	82	25
Redemption of common shares	(46)	(224)	(106)	(264)

	22	(218)	(24)	(239)

Net increase (decrease) in cash and cash equivalents	(4,452)	709	(3,030)	3,433

Cash and cash equivalents, beginning of period	27,443	30,015	26,021	27,291

Cash and cash equivalents, end of period (note 12 c))	22,991	30,724	22,991	30,724

The accompanying notes are an integral part of the consolidated financial statements.

21
JULY 30, 2009	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three-month periods ended June 30, 2009 and 2008 (in thousands of Canadian dollars)
 (Unaudited)

Richmont Mines Inc. (the “Company”), incorporated under Part 1A of the Quebec Companies Act, is engaged in mining, exploration and development of mining properties, principally gold.

These unaudited interim consolidated financial statements have been prepared by the Company’s management. The external auditors have not examined these consolidated financial statements for the three-month and the six-month periods ended respectively on June 30, 2009 and 2008.

1.

Significant accounting policies

These consolidated financial statements reflect the accounts of the Company and its subsidiaries: Camflo Mill Inc. (100%), Louvem Mines Inc. (approximately 70%) and Patricia Mining Corp. (100%). All inter-company transactions have been eliminated.

The accounting policies used and the application of these policies for the preparation of the interim consolidated financial statements are identical to those used in the preparation of the financial statements for the year ended December 31, 2008. These unaudited consolidated financial statements should be read in conjunction with the most recent audited annual consolidated financial statements.

a)

Future accounting changes

Business Combinations, Consolidated Financial Statements and Non-controlling Interests

The Accounting Standards Board of Canadian Institute of Chartered Accountants (“CICA”) issued three new accounting standards in January 2009: Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling interests”. These new standards will be effective for fiscal years beginning on or after January 1, 2011. The Company is in the process of evaluating the requirements of the new standards.

Section 1582 replaces Section 1581 carrying the same title, and establishes standards for the accounting for a business combination. It provides the Canadian equivalent to International Financial Reporting Standard IFRS 3 (2008), “Business Combinations”. The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.

Sections 1601 and 1602 together replace Section 1600, “Consolidated Financial Statements”. Section 1601, establishes standards for the preparation of consolidated financial statements. Section 1601 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of International Financial Reporting Standard IAS 27 (2008), “Consolidated and Separate Financial Statements” and applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.

International Financial Reporting Standards

In February 2008, the Accounting Standards Board (“AcSB”) announced that accounting standards in Canada will be harmonized with IFRS and that public companies will be required to present their financial statements, with comparative data, under these standards for fiscal years beginning on or after January 1, 2011. IFRS will require the disclosure of additional information in the consolidated financial statements and, despite the similar conceptual framework of Canadian GAAP and IFRS, the Company will need to take into account the differences between these accounting principles. The Company is currently evaluating the impact of these requirements on its consolidated financial statements.

22
JULY 30, 2009	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three-month periods ended June 30, 2009 and 2008 (in thousands of Canadian dollars)
(Unaudited)

2.

Exploration and project evaluation

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2009	2008	2009	2008
	$	$	$	$

Beaufor Mine	992	861	1,798	1,411
Island Gold Mine	1,227	455	1,595	767
Francoeur / Wasamac properties	768	59	960	99
Golden Wonder property	-	1,340	-	1,814
Other properties	-	2	18	10
Project evaluation	46	111	147	161

	3,033	2,828	4,518	4,262

Exploration tax credits	(20)	(4)	(287)	(357)
Reversal of exploration tax credits recorded in 2007 a)	-	850	-	850

	3,013	3,674	4,231	4,755

a)

When the Company filed its 2007 income tax returns, the Company reduced its current taxes by using carried forward fiscal expenses instead of using exploration tax credit, as it planned and recorded in 2007.

3.

Gain (loss) on disposal of mining assets

The gain (loss) on disposal of mining assets included the following items:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2009	2008	2009	2008
	$	$	$	$

Valentine Lake property a)	650	-	650	-
Other mining equipment	(72)	-	(70)	(20)

	578	-	580	(20)

a)

On February 11, 2009, the Company entered into an agreement with Mountain Lake Resources Inc. (“Mountain Lake”) in which it granted Mountain Lake an option to purchase Richmont’s 70% interest in the Valentine Lake Property located in Central Newfoundland. Mountain Lake currently owns a 30% interest in the Property. Mountain Lake, as an option fee, has issued, in April 2009, 2,500,000 common shares to the Company for a value of $650, or $0.26 per share.

23
JULY 30, 2009	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three-month periods ended June 30, 2009 and 2008 (in thousands of Canadian dollars)
(Unaudited)

4.

Inventories

	June 30,	December 31,
	2009	2008
	$	$
		(Audited)

Precious metals	1,535	2,157
Ore	2,780	1,846
Supplies	2,201	2,009

	6,516	6,012

There was no write-down of inventories recognized as an expense and no reversal of write-down during the first six months of 2009 and 2008.

5.

Property, plant and equipment

			June 30, 2009		December 31, 2008
		Accumulated			Accumulated
		depreciation	Net book		depreciation	Net book
	Cost	and depletion	value	Cost	and depletion	value
	$	$	$	$	$	$
				(Audited)

Mine sites
Mining properties	1,564	872	692	1,564	860	704
Development costs	45,144	12,545	32,599	42,859	10,936	31,923
Buildings	6,016	2,090	3,926	5,955	2,131	3,824
Equipment	14,020	4,508	9,512	12,518	3,959	8,559
Asset retirement costs	2,594	909	1,685	2,493	651	1,842

	69,338	20,924	48,414	65,389	18,537	46,852

Corporate office
Buildings and leasehold improvements	1,476	599	877	1,476	550	926
Equipment and rolling stock	697	474	223	736	475	261

	2,173	1,073	1,100	2,212	1,025	1,187

Total	71,511	21,997	49,514	67,601	19,562	48,039

24
JULY 30, 2009	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three-month periods ended June 30, 2009 and 2008 (in thousands of Canadian dollars)
(Unaudited)

6.

Capital stock

Authorized: Unlimited number of common shares with no par value

	Three months ended		Six months ended
	June 30, 2009		June 30, 2009
	Number of		Number of
	shares	Amount	shares	Amount
	(thousands)	$	(thousands)	$

Issued and paid: Common shares

Balance, beginning of period	26,100	64,639	26,113	64,672
Issue of shares for cash
Exercise of stock options a)	26	92	34	111
Redemption of shares b)	(12)	(30)	(33)	(82)

Balance, end of period	26,114	64,701	26,114	64,701

a)	Issue of shares

During the three-month period ended on June 30, 2009, the Company issued 26,000 common shares following the exercise of stock options and received cash proceeds in the amount of $68. Contributed surplus was reduced by $24 which represents the fair value of the exercised stock options.

During the six-month period ended on June 30, 2009, the Company issued 34,000 common shares following the exercise of stock options and received cash proceeds in the amount of $82. Contributed surplus was reduced by $29 which represents the fair value of the exercised stock options.

b)	Redemption of shares

In December 2008, the Company made a normal course issuer bid to purchase its outstanding common shares. The Company may purchase between December 5, 2008 and December 4, 2009 up to 1,188,000 common shares, representing approximately 5% of the 23,776,653 common shares of the Company issued and outstanding on November 21, 2008.

During the three-month period ended June 30, 2009, the Company redeemed and cancelled 11,900 common shares for $46 in cash. This transaction increased the deficit by $16.

During the six-month period ended June 30, 2009, the Company redeemed and cancelled 33,200 common shares for $106 in cash. This transaction increased the deficit by $24.

25
JULY 30, 2009	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three-month periods ended June 30, 2009 and 2008 (in thousands of Canadian dollars)
(Unaudited)

6.

Capital stock (continued)

c)

Stock Option Purchase Plan

A summary of the status of the Company’s Stock Option Purchase Plan at June 30, 2009, and changes during the three-month and six-month periods then ended is presented below:

	Three months ended		Six months ended
	June 30, 2009		June 30, 2009
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
	(thousands)	$	(thousands)	$

Options outstanding, beginning of period	2,260	3.52	2,308	3.84
Granted	75	4.12	225	2.75
Exercised	(26)	2.61	(34)	2.42
Cancelled	(25)	5.30	(45)	4.37
Expired	-	-	(170)	6.60

Options outstanding, end of period	2,284	3.53	2,284	3.53

Exercisable options, end of period	1,239	4.07	1,239	4.07

The following table summarizes information about the Stock Option Purchase Plan at June 30, 2009:

		Options outstanding at		Exercisable options at
		June 30, 2009		June 30, 2009
	Number	Weighted average	Weighted average	Number	Weighted average
Exercise	of options	remaining contractual	exercise price	of options	exercise price
price	(thousands)	life (years)	$	(thousands)	$

$1.80 to $2.74	536	4.2	2.05	126	2.23
$2.83 to $4.12	1,035	3.0	3.25	486	3.25
$4.36 to $5.30	713	1.1	5.06	627	5.07

	2,284	2.7	3.53	1,239	4.07

During the six-month period ended June 30, 2009, the Company granted 225,000 stock options (70,000 for the six-month period ended June 30, 2008) to senior executives and management. The weighted average fair value of these stock options at the grant date, calculated using the Black-Scholes option pricing model is $1.21 ($1.15 in 2008). The compensation costs were calculated using the Black-Scholes option pricing model with the following assumptions:

	June 30,	June 30,
	2009	2008

Risk-free interest rate	2.5%	4.2%
Expected life	4 years	4 years
Expected volatility	53%	39%
Expected dividend yield	0.0%	0.0%

For the six-month period ended June 30, 2009, the stock-based compensation costs charged to earnings amount to $200 ($276 in 2008). The contributed surplus was increased by the same amounts.

26
JULY 30, 2009	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three-month periods ended June 30, 2009 and 2008 (in thousands of Canadian dollars)
(Unaudited)

7.	Contributed surplus

		June 30,	December 31,
		2009	2008
		$	$
			(Audited)

	Balance, beginning of period	5,678	5,092

	Stock-based compensation	200	526
	Options exercised	(29)	(9)
	Redemption of shares	-	69

	Balance, end of period	5,849	5,678

8.	Consolidated statements of cash flow
		Three months ended		Six months ended
		June 30,	June 30,	June 30,	June 30,
		2009	2008	2009	2008
		$	$	$	$

	Change in non-cash working capital items

	Restricted cash	21	-	33	-
	Accounts receivable	(450)	(59)	(340)	(203)
	Mining and income taxes receivable (payable)	(1,098)	(319)	(1,634)	182
	Inventories	(868)	129	(504)	(757)
	Accounts payable and accrued charges	1,149	(74)	882	1,180

		(1,246)	(323)	(1,563)	402

	Supplemental information
	Cash received (paid) during the period:
	Interests and variation on fair value on cash equivalents	34	293	115	660
	Mining and income taxes	(1,127)	(588)	(1,705)	(588)
	Interests	(97)	-	(121)	-

	Items not affecting cash and cash equivalents: Property, plant and equipment increase as a result of the revision of the estimated payment schedule of the asset retirement obligations	-	-	101	-

	Common shares of public company received as consideration from disposal of mining assets (note 3)	650	-	650	-
	Change in accounts payable and accrued charges related to development projects and other property, plant and equipment	97	(18)	303	(279)

27
JULY 30, 2009	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three-month periods ended June 30, 2009 and 2008 (in thousands of Canadian dollars)
(Unaudited)

9.	Commitments

The Company is subject to pay royalties on 50% of the production of the Beaufor Mine at the rate of $30 per ounce produced based on the actual price of gold, a 3% royalty per ounce produced at the Island Gold Mine, and on other properties if such other properties are brought into commercial production.

On February 11, 2009, the Company entered into an agreement with Mountain Lake Resources Inc. (“Mountain Lake”) in which it granted Mountain Lake an option to purchase Richmont’s 70% interest in the Valentine Lake Property located in Central Newfoundland. Mountain Lake currently owns a 30% interest in the Property.

Mountain Lake may exercise the option over a five-year period by making option payments to Richmont for an additional $3,000 and by incurring $1,000 in exploration and development expenditures on the Property within that timeframe. The option payments may be in cash, or 50% in cash and 50% in Mountain Lake common shares, at the sole election of Mountain Lake. The option payments can be made in instalments by the second, third, and fourth years of the five-year period. Moreover, $500 of the exploration and development expenditures must be incurred by the end of the second year and the remaining $500 must be incurred by the end of the fifth year.

10.	Letters of credit

As at June 30, 2009, a credit facility is available to the Company in the amount of $3,000 for the issuance of letters of credit as guarantees for the settlement of asset retirement obligations. The credit facility has a fixed fee of 0.85%. The following table provides the allocation of these letters of credit issued as at June 30, 2009:

	June 30, 2009	Date of
	$	renewal

Camflo Mill	1,332	July 20, 2009
Beaufor Mine	52	August 11, 2009
Francoeur property	54	August 12, 2009
Island Gold Mine (Kremzar property)	590	July 26, 2009
Island Gold Mine (Lochalsh property)	184	October 5, 2009

	2,212

As at December 31, 2008, the Company had guaranteed the restoration of its mining sites by the pledge of letters of credit amounting to $1,539 and the Island Gold property has been pledged to the Ontario Ministry of Northern Development and Mines in the amount of $578.

11.

Capital disclosures

The Company’s objectives when managing its capital are to safeguard the Company’s ability to continue as a going concern in order to support ongoing exploration programs and development of its mining assets, to provide sufficient working capital to meet its ongoing obligations and to pursue potential investments.

For the purpose of management of capital, the Company includes the components of shareholders’ equity, less cash and cash equivalents as well as short-term investments.

The Company manages its capital structure and makes adjustments to it in accordance with the aforementioned objectives, as well as in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust its capital structure, the Company may purchase some of its shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents and short-term investments. The Company is not subject to externally imposed capital requirements. The Company’s management of capital remained unchanged since the previous year.

28
JULY 30, 2009	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three-month periods ended June 30, 2009 and 2008 (in thousands of Canadian dollars)
(Unaudited)

12.

Financial instruments and risk management

a)

Fair value of financial instruments

The Company has classified its cash and cash equivalents and its restricted cash as assets held-for-trading, its short-term investments as available-for-sale financial assets, its accounts receivable as loans and receivables, and its accounts payable and accrued charges as other financial liabilities as defined by the CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement.

The following table presents the carrying amounts and fair values of each financial instruments category:

	June 30, 2009		December 31, 2008
	Book	Fair	Book	Fair
	value	value	value	value
	$	$	$	$
			(Audited)

Held-for-trading financial assets
Cash and cash equivalents a)	22,991	22,991	26,021	26,021
Restricted cash a)	83	83	116	116

	23,074	23,074	26,137	26,137

Available-for-sale financial assets
Short-term investments b)	672	672	121	121
Loans and receivables
Accounts receivable a)	212	212	183	183
Other financial liabilities
Accounts payable and accrued charges a)	8,080	8,080	6,912	6,912

a)

The Company owns and assumes financial assets and liabilities such as cash and cash equivalents, restricted cash, accounts receivable, as well as accounts payable and accrued charges. The fair value of these financial assets and liabilities approximates their book value as these items will be realized or settled in the short term.

b)

The fair value of short-term investments in publicly-traded companies is the bid price and for the options issued by publicly- traded companies, the fair value is calculated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 0.78% (2.24% in 2008), expected life of 1 month (4 months and 7 months in 2008), expected volatility of 100% (100% in 2008) and no expected dividend yield.

The change in fair value of the cash equivalents since January 1st, 2009 is $65 ($348 for the six-month period ended June 30, 2008) and interest income from the advance to a minority partner is $144 for the six-month period ended June 30, 2008.

29
JULY 30, 2009	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three-month periods ended June 30, 2009 and 2008 (in thousands of Canadian dollars)
(Unaudited)

12.

Financial instruments and risk management (continued)

b)

Market risk

The Company is exposed to gold price fluctuations and to fluctuations of the US dollar compared to the Canadian dollar. The Company manages its exposure to these risks through the occasional use of derivative financial instruments and gold commodity contracts. The Company is also exposed to share price fluctuations of the shares that it holds in short-term investments and to fluctuations of interest rates for its cash equivalents. The risks and the management of those risks were unchanged compared to the previous year.

The Board of Directors approves all policies concerning the use of derivative financial instruments and gold sales contracts. The Company does not hold any financial instrument or derivative financial instrument for trading or speculative purposes.

Foreign exchange risk

The price of gold is established in US dollars; to manage its exposure due to the fluctuation of the US dollar, the Company can occasionally enter into various types of foreign exchange contracts. During the six-month periods ended June 30, 2009 and 2008, the Company did not enter into any forward exchange contracts.

The risk which the Company was exposed as at June 30, 2009 is established as:

	June 30,	December 31,
	2009	2008
	US$	US$
		(Audited)

Cash and cash equivalents	136	217
Accounts payable and accrued charges	-	28

Based on the above net exposures as at June 30, 2009, and assuming that all other variables remain constant, a 10% variation of the Canadian dollar against US dollar would result in a variation of $14 of the foreign exchange gain related to cash in US dollars.

Commodity price risk

For its gold production, the Company can reduce its risk of a decrease in the price of gold through the occasional use of forward sales contracts and put and call options. The risk related to fluctuation of gold price is the same as the previous year. During the six-month periods ended June 30, 2009 and 2008, the Company did not enter into any hedging contract for its gold production.

Interest rate risk

The cash equivalents carry interest and therefore, the Company is exposed to a variation of their interest rate at their renewal. Based on the exposures as at June 30, 2009, and assuming that all other variables remain constant, an increase or decrease of 25 basis point of the interest rate would result in an increase or decrease of $15 in net earnings.

c)

Credit risk

Financial instruments that expose the Company to market risk and concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company invests its cash and cash equivalents in high-quality securities issued by government agencies, financial institutions and major corporations, and limits the amount of credit exposure by diversifying its holdings. At June 30, 2009, 71% of the Company’s cash and cash equivalents are held through two financial institutions.

30
JULY 30, 2009	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three-month periods ended June 30, 2009 and 2008 (in thousands of Canadian dollars)
(Unaudited)

12.	Financial instruments and risk management (continued)

c)	Credit risk (continued)

	The following table presents the composition of cash and cash equivalents:

		June 30,	December 31,
		2009	2008
		$	$
			(Audited)

	Cash	11,366	7,722
	Cash equivalents a)	11,625	18,299

		22,991	26,021

a)	Cash equivalents are composed of investments that will mature in July and August 2009 with effective rate varying from 0.24% to 1.15% and of mutual funds.

The Company is exposed to credit risk in the event of non-performance by counterparties in connection with, when applicable, its currency and gold forward option contracts and its hedging. The Company does not obtain any security to support financial instruments subject to credit risk but mitigates this risk by dealing only with a diverse group of financially sound counterparties and, accordingly, does not anticipate any loss for non-performance. The credit risk and its management are the same as those of the previous year.

d)

Liquidity risk

The objective of management with respect to liquidity risk is to hold enough cash and cash equivalents in order to ensure that the Company has the necessary funds to meet its obligations.

Accounts payable and accrued charges are due in the next financial year.

13.	Comparative figures

Certain comparative figures provided for the period ended June 30, 2008 have been reclassified to conform with the presentation adopted for the period ended June 30, 2009.

14.	Segmented information

The Company operates gold mines at different sites in Quebec and Ontario. These operating sites are managed separately given their different locations. The Company assesses the performance of each segment based on earnings (loss) before other items. Accounting policies for each segment are the same as those used for the preparation of the consolidated financial statements.

31
JULY 30, 2009	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three-month periods ended June 30, 2009 and 2008 (in thousands of Canadian dollars)
(Unaudited)

14. Segmented information (continued)

	Three months ended June 30, 2009
			Exploration,
			corporate
	Quebec	Ontario	and others	Total
	$	$	$	$

Revenue	6,542	9,142	52	15,736

Mine operating costs and other	5,255	7,835	864	13,954
Exploration and project evaluation	1,007	1,227	779	3,013
Depreciation and depletion	320	875	54	1,249
Loss (gain) on disposal of mining assets	2	12	(592)	(578)

Loss before other items	(42)	(807)	(1,053)	(1,902)

Acquisition of property, plant and equipment	242	1,504	428	2,174

Current assets	8,813	4,595	20,236	33,644
Property, plant and equipment	5,011	41,851	2,652	49,514

Total assets	13,824	46,446	22,888	83,158

	Three months ended June 30, 2008
			Exploration,
			corporate
	Quebec	Ontario	and others	Total
	$	$	$	$

Revenue	8,438	7,580	209	16,227

Mine operating costs and other	4,829	6,588	731	12,148
Exploration and project evaluation	1,017	464	2,193	3,674
Depreciation and depletion	485	884	65	1,434

Earnings (loss) before other items	2,107	(356)	(2,780)	(1,029)

Acquisition of property, plant and equipment	100	526	171	797

December 31, 2008 (audited)
Current assets	10,260	4,067	20,515	34,842
Property, plant and equipment	5,137	40,644	2,258	48,039

Total assets	15,397	44,711	22,773	82,881

32
JULY 30, 2009	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three-month periods ended June 30, 2009 and 2008 (in thousands of Canadian dollars)
(Unaudited)

14. Segmented information (continued)
				Six months ended June 30, 2009
						Exploration,
						corporate
		Quebec		Ontario		and others		Total
	$	$	$	$	$	$	$	$

Revenue		14,340		21,191		108		35,639

Mine operating costs and other		10,753		16,713		1,697		29,163
Exploration and project evaluation		1,689		1,609		933		4,231
Depreciation and depletion		611		1,894		99		2,604
Loss (gain) on disposal of mining assets		2		12		(594)		(580)

Earnings (loss) before other items		1,285		963		(2,027)		221

Acquisition of property, plant and equipment		430		3,054		493		3,977

Current assets		8,813		4,595		20,236		33,644
Property, plant and equipment		5,011		41,851		2,652		49,514

Total assets		13,824		46,446		22,888		83,158

				Six months ended June 30, 2008
						Exploration,
						corporate
		Quebec		Ontario		and others		Total
	$	$	$	$	$	$	$	$

Revenue		16,113		14,133		942		31,188

Mine operating costs and other		9,723		12,255		1,484		23,462
Exploration and project evaluation		1,453		783		2,519		4,755
Depreciation and depletion		889		1,616		134		2,639
Loss on disposal of mining assets		9		11		-		20

Earnings (loss) before other items		4,039		(532)		(3,195)		312

Acquisition of property, plant and equipment		272		713		342		1,327

December 31, 2008 (audited)
Current assets		10,260		4,067		20,515		34,842
Property, plant and equipment		5,137		40,644		2,258		48,039

Total assets		15,397		44,711		22,773		82,881

33
JULY 30, 2009	RICHMONT MINES INC.